Mail Stop 4561
								March 9, 2006

By U.S. Mail and Facsimile to (970) 328-9704

Mr. Brady Burt
Executive Vice President and Chief Financial Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
P.O. Box 6580
Avon, CO  81620

Re:	Vail Banks, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 000-25081

Dear Mr. Burt:

      We have reviewed your responses filed with the Commission on March 7, 2006 and March 8, 2006, and have the following additional comments. After reviewing your responses, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 6: Goodwill and Other Intangible Assets, page F-20

1. We note that in 2003 you recorded an adjustment to reflect an unrecorded deferred tax liability and goodwill as a result of your 1997 acquisition of the Vail Bank building. Please explain to us the nature of the transaction and how this resulted in the deferred tax liability and goodwill. Please refer us to the accounting literature considered.

2. In order for us to more fully understand the transaction and the error which was corrected in 2003, please provide us the journal entries which were originally booked in 1997 and the journal entries which should have been booked in 1997.

*	*	*

      Please respond to these comments in 10 business days or tell us when you intend to respond. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant



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Brady Burt
Vail Banks, Inc.
March 9, 2006
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